June 17, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attn:	Catherine De Lorenzo Pam Long

Re:	Graf Global Corp. Registration Statement on Form S-1 Filed May 31, 2024 File No. 333-279889

Ladies and Gentlemen:

On behalf of our client, Graf Global Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on May 31, 2024 (the “Registration Statement”), contained in the Staff’s letter dated June 13, 2024 (the “Comment Letter”).

The Company has filed via EDGAR its first amended registration statement on Form S-1 (“Amendment No.1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Registration Statement filed May 31, 2024

Cover Page

1.	We note your response to prior comment 2; however, you continue to state that you may release funds from the trust earlier than the completion of the business combination. As requested, please tell us how the release of proceeds from the trust earlier than completion of the business combination is consistent with NYSE Listed Company Manual Section 102.06, which contemplates that proceeds be held in the trust account "until consummation of a business combination . . . "

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page as well as pages 19, 23, 30, 88, 112, 122, 134, 145 and 147 of Amendment No. 1.

United States Securities and Exchange Commission

June 17, 2024

Expression of Interest, page 24

2.	We note disclosure on the cover page that the non-managing sponsor investors have expressed an interest in indirectly purchasing private placement warrants through the sponsor, as well as disclosure on page 25 that these investors will have no right to control the sponsor or vote or dispose of the founder shares or private placement warrants. Please also clarify whether or not the non-managing sponsor investors will have any right to exercise the private placement warrants. In addition, we note your statement that these investors are under no obligation to vote in favor of a business combination. Please revise to address whether the investors' interests in the founder shares and private placement warrants may incentivize them to vote in favor of a business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page as well as pages 20, 24-25, 75 and 139 of Amendment No. 1.

If we are deemed to be an investment company under the Investment Company Act…, page 51

3.	We note your response to prior comment 5 that notwithstanding the limitations on your activities as described, you may be considered to be operating as an unregistered investment company. Please further revise your disclosure to clarify that notwithstanding your investment of the proceeds of the offering in the securities described in the risk factor, you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1.

Principal Shareholders

Expression of Interest, page 138

4.	You disclose that the non-managing sponsor investors have expressed an interest in purchasing up to an aggregate of approximately $227,029,508 of the units in this offering at the offering price (assuming the exercise in full of the underwriters' over-allotment option). Please state the number of non-managing sponsor investors who have expressed an interest in purchasing shares in the offering, and address whether the limited number of public investors would impact the company’s listing eligibility.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page as well as on pages 1, 24, 74 - 75 and 138 - 139 of Amendment No. 1.

* * *

United States Securities and Exchange Commission

June 17, 2024

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: James A. Graf, Graf Global Corp.

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